Correspondence

China XD Plastics Company Limited
No. 9 Dalian North Road, Haping Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang Province, PRC 150060

October 24, 2011

VIA EDGAR AND FACSIMILE

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:
China XD Plastics Company Limited
Form 10-K/A for the Year Ended December 31, 2010
Filed April 27, 2011
Form 10-K for the Year Ended December 31, 2010
Filed March 31, 2011 ("Form 10-K")
Form 10-Q for the Quarter Ended March 31, 2011
Filed May 12, 2011 ("Form 10-Q")
File No. 1-34546

Dear Mr. Decker:

    We are in receipt of your letter dated October 11, 2011 (the "Comment Letter") containing comments of the staff of the Securities and Exchange Commission (the "Staff") pertaining to the filings referenced above.

    On behalf of China XD Plastics Company Limited (the "Company"), we respectfully advise the Staff that we will comply fully with the Comment Letter and accordingly will file amendments to the Form 10-K and Form 10-Q (the "Amendments") to (i) correct the three classification errors to the statements of cash flows, (ii) correct the errors to the basic and diluted Earnings Per Share, and (iii) revise the related disclosures.

    We also advise the Staff that the Company intends to hold an Audit Committee meeting this week to determine whether it will file a Current Report on Form 8-K relating to Item 4.02, as well as amendments to other previous filings.

    Finally, please note that we will provide the draft Amendments to the Staff supplementally for its review.

    Thank you.

Sincerely,

/s/ Taylor Zhang

Taylor Zhang
Chief Financial Officer

cc:  Steven Liu, DLA Piper UK LLP Beijing Representative Office